LAW OFFICES OF

HAROLD P. GEWERTER, ESQ., LTD.

Harold P. Gewerter, Esq.

January 26, 2005

To:	H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Expert Systems, Inc.
Form SB-2 Registration Statement
File No.: 333-118799

Dear Mr. Owings:

We represent Expert Systems, Inc., a Nevada corporation, with respect to the Registration Statement on Form SB-2 and amendments made thereto.  We respectfully request that the Commission accelerate the effective date of the said registration statement to January 28, 2005 at 9:00am Pacific Standard Time, or soon thereafter as practicable.  Accordingly, we would appreciate your prompt consideration of our request and would welcome as prompt a response as is convenient.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Patrick Deparini, Paralegal at (702) 580-8565.

Sincerely,

/s/ Harold P. Gewerter

Harold P. Gewerter, Esq.

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